SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2017

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RECORD MONTH FOR RYANAIR IN JULY

TRAFFIC GROWS 11% TO 12.6M CUSTOMERS

BECOMES FIRST EU AIRLINE TO CARRY 1 BILLION CUSTOMERS

Ryanair, Europe's No.1 airline, today (2 Aug) released July traffic statistics as follows:
●     Traffic grew 11% to 12.6m customers.

●     Load factor rose 1% point to 97%

●     Rolling annual traffic to July grew 13% to 125.1m customers.

	Jul 16	Jul 17	Change
Customers	11.3M	12.6M	+11%
Load Factor	96%	97%	+1%

Ryanair's Kenny Jacobs said:

"July was a record month for Ryanair, as we became the first European airline to carry over 12m customers in a single month, with July's traffic growing 11% to 12.6m customers. Our load factor jumped 1% point to 97%, on the back of lower fares and the continuing success of our "Always Getting Better" customer experience programme.

In July we celebrated carrying our 1 billionth customer since our first flight in 1985 and became the first EU airline to carry over 1 billion passengers.  To mark the occasion we are launching a 'Thanks a Billion' seat sale, with fares slashed on over 1 million seats across our European network for travel in November and December. Customers who wish to avail of these special seat sale fares should log on to the Ryanair.com website or mobile app to book a bargain break today."

ENDS

For further information
please contact:
                                       Robin Kiely                             Piaras Kelly
                                                Ryanair DAC                          Edelman Ireland
                                                Tel: +353-1-9451949               Tel: +353-1-6789333
                                 press@ryanair.com                 ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 02 August, 2017

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary